

February 11, 2011

Pierre Plamondon
Vice-President Finance and Chief Financial Officer
Exfo Inc.
400 Godin Avenue, Quebec,
Quebec, G1M 2K2, Canada

      Re: **Exfo Inc.**
              Form 20-F for the fiscal year ended August 31, 2010
              Filed November 24, 2010
              File No. 000-30895

Dear Mr. Plamondon:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Brian R. Cascio
              Accounting Branch Chief